Exhibit 1

11 December 2024

On track to deliver FY guidance; 2024 investment driving positive momentum toward long-term sustainable growth

●	Confirming FY24 delivery in line with our guidance
●	H2 acceleration in line with our expectations, driven by New Categories innovation phasing, the benefits of H1 investment in U.S. commercial actions and unwind of wholesaler inventory movements
●	We expect to deliver improved New Category and Combustibles revenue growth in H2 versus H1
●	Further improving New Category profitability[1] through Quality Growth focus and smart re-investment
●	Strong >90% cash conversion with leverage[2] at the high end of our target range of 2.0-2.5x by year-end 2024, also impacted by recent USD strengthening
●	We support the proposed Canadian CCAA settlement in the mediator’s and monitor’s plan of arrangement, and we are hopeful of securing a conclusion for the benefit of all stakeholders

Tadeu Marroco, Chief Executive

“We are on track to deliver our 2024 guidance, demonstrating the strength and resilience of our business. Our second-half performance acceleration is driven by the phasing of New Categories innovation, the benefits of investment in U.S. commercial actions and the unwind of wholesaler inventory movements.

In October, I was delighted to host our Capital Markets Day together with our management team in our Innovation Centre in Southampton. This event demonstrated how BAT’s science, innovation, breadth of capabilities and people can combine to achieve a Smokeless World and deliver long-term sustainable value for all our stakeholders. We continue to make progress towards our ambition of becoming a predominantly Smokeless3 business by 2035.

Our Quality Growth imperative is delivering higher returns on more targeted investments across all three New Categories, and that prioritisation and focus is already transforming our business in Europe. We are making further progress increasing profitability1 across New Categories, and I am particularly pleased with the improvements in Heated Products and Modern Oral.

In the U.S., I am encouraged that our investment approach, taken over the last 18 months to strengthen our business, is working, despite a challenging macro-economic backdrop. Through our commercial actions, we have invested in our portfolio and improved our executional capabilities. With these previously announced plans now completed, we can prioritise driving sharper execution and opening incremental white space, related to Modern Oral.

We continue to prioritise shaping a Sustainable Future and call for more appropriate regulation and enforcement of New Categories, including Vapour in the U.S. and Canada.

We are making good progress and while there is still more to do, I believe that the choices we have made and the actions we are taking through this investment year are the right way forward for BAT.

As previously highlighted, we do not expect the journey to our mid-term guidance to be linear. Building on the strong foundations we have established, I am confident that we will deliver an improved underlying performance as we move from investment to deployment in 2025. In addition, we expect to have more clarity on the financial impacts of CCAA in Canada when we provide our 2025 guidance with our FY24 results in February.

We will continue to reward shareholders through strong cash returns, including our progressive dividend and sustainable share buy-back, and we remain committed to returning to our mid-term guidance of 3-5% revenue and mid-single digit adjusted profit from operations growth on an organic4 constant currency basis by 2026.”

Our outlook is underpinned by the following three key areas, where we continue to make progress:

1. Combustibles: U.S. commercial actions continuing to gain traction in H2; volume & value share gains in AME & APMEA

●
Benefits of H1 investment in U.S. commercial actions and unwind of wholesaler inventory movements, together with robust pricing across all three regions, has driven improved Combustibles organic[4] volume and financial performance in H2

●	Volume share up 20 bps in Top markets[5]. Value share down 20 bps, mainly due to adverse geographical mix and implementation of commercial plans in the U.S.
●	U.S. industry volume down c.9% YTD reflecting continued macro-economic pressures and the impact of illicit single-use Vapour products
●	U.S. commercial actions gaining traction with volume share flat and value share down 30 bps
●	Continued volume share and value share gains in AME and APMEA

2. Improving New Category performance in H2

2.1 Vuse: Continued global value share leadership6; U.S. illicit single-use vape headwinds persist

●	Global value share leadership maintained at 40.3% in Top markets[7], incl. U.S. tracked channels at 50.7%
●	Our U.S. financial performance continues to be impacted by the illicit Vapour market
	o	Actively supporting more appropriate regulation and enforcement to tackle illicit products
	o	In Louisiana, further encouraging signs that Vapour enforcement works – driving strong legal Vapour industry gains with Vuse capturing the majority of the flowback
In AME, we are seeing continued New Categories poly-usage[8] benefiting the Vapour category
	o	Value share leadership maintained at 31.6%, with strong performances in Spain, France and Germany, more than offset by the impact of illicit growth in Canada post Quebec flavour ban
	o	Excluding Canada, value share in AME up 90 bps
	o	In Mexico, we continue to monitor the progress of legislation seeking to ban vapour products

2.2 glo: Innovation pipeline starts to drive performance acceleration in H2

●	New innovations glo Hyper Pro and enhanced consumables are driving improved organic[4] volume, revenue and profit[1] performance in H2 versus H1
●	glo continues to show early signs of category volume share improvement in Top markets[9], with volume share down 30 bps to 16.8% (versus down 110 bps in 2023)
●
Category volume share improvement versus 2023 in Italy; in Japan, our new glo Hyper Pro consumables continue to gain volume share, up 110 bps, partially offsetting the decline of our legacy consumables range, resulting in total decline of 40 bps

●	Continued strong performance in AME, with category volume share up 10 bps driven by Poland and the Czech Republic, reaching 34.8% and 18.1%, respectively
●	veo, our non-tobacco consumables range, continues to perform strongly

2.3 Velo: Strong volume, revenue and profit1 growth; continued leadership outside the U.S.

●	Strong volume, revenue and profit[1] growth driven by the continued success of Velo in established oral markets, and strong momentum in newer launch markets incl. the UK and Poland
●	Velo’s volume share up 180 bps to 11.2% of Total Oral and up 110 bps to 28.2% of MO in Top markets[10]
●	Clear category leadership in AME, reflecting the strength of our brand equity and superior portfolio
●	In the U.S., our refreshed Velo brand expression and Grizzly Modern Oral are performing well and have re-invigorated our performance with volume share up 180 bps to 6.3%
●	Expanding our U.S. portfolio with Velo Plus, a more competitive product with a broad variety of flavours and nicotine levels – the nationwide roll-out is underway

3. Strong cash generation

●	On track to deliver operating cash flow conversion in excess of 90% again in 2024, enabled by our continuous improvement mindset and further optimising resource allocation
●	We expect to be at the high end of our leverage[2] target range of 2.0-2.5x adjusted net debt / adjusted EBITDA[2] by year-end 2024, also impacted by recent USD strengthening

Technical guidance for full-year 2024:

●	Global tobacco industry volume expected to be down c.2%
●	Low-single figure organic[4] constant currency revenue growth
●	Low-single figure organic[4] adjusted profit from operations growth, incl. a c.1.5% transactional FX11 headwind
●	Expected translational FX11 headwind of c.4.5% on full-year adjusted profit from operations
●	Net finance costs now expected to be c.£1.6bn, subject to FX11 and interest rate volatility
●	Gross capital expenditure in 2024 of c. £600 million
●	Operating cash flow conversion in excess of 90%

For further information, please contact:

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
ir_team@bat.com
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
John Harney: +44 (0)20 7845 1263

Webcast and Conference call - The conference call will begin at 8.30am (GMT)

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A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data YTD September 2024 average share growth vs. FY2023 average.

1 New Category profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

2 Leverage refers to the ratio of adjusted net debt to adjusted EBITDA.

Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

3 Predominantly Smokeless refers to our ambition to achieve 50% of Group revenue from our smokeless products by 2035. Smokeless refers to Non-Combustibles, including Vapour products, Heated Products, Modern Oral pouches and Traditional Oral.

4 Organic: To supplement the Group’s results presented in accordance with International Financial Reporting Standards (IFRS), the Group’s Management Board, as the chief operating decision maker, reviews certain of its results, including revenue, and adjusted profit from operations, at constant rates of exchange, prior to the impact of businesses sold or held-for-sale in the case of revenue and adjusted profit from operations. Although the Group does not believe that these measures are a substitute for IFRS or other operating measures, the Group does believe that such results excluding the impact of businesses sold or to be held-for-sale provide additional useful information to investors regarding the underlying performance of the business on a comparable basis and in the case of the sale of the Group’s businesses in Russia and Belarus, the impact these businesses had on revenue and profit from operations. Accordingly, the organic volume and financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS and other operating measures.

5 Top 8 Combustibles markets: U.S. – Marlin, Germany – NielsenIQ, Japan – CVS, Romania – NielsenIQ, Brazil – Scanntech, Mexico – NielsenIQ, Bangladesh – IMS, Pakistan – Retail Access. These eight markets cover an estimated c.60% of Combustibles industry revenue.

6 Vuse leadership: Based on Vuse closed systems consumables value share in the Top 7 Vapour markets.
* Based on the weight of evidence and assuming a complete switch from cigarette smoking. “Reduced-risk” products are not risk free and are addictive.
† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

7 Top 7 Vapour markets: U.S. – RSD, Canada – Scan Data, UK – NielsenIQ, France – Strator, Germany – NielsenIQ, Poland – NielsenIQ, Spain – Logista RA. These seven markets cover an estimated c.90% of global closed system industry revenue.

8 New Categories Poly-use (“NC Poly-use”): Refers to the consumption of two or more potentially reduced-risk tobacco or nicotine product categories by adult consumers who do not consume any Combustibles products.

9 Top 9 HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Germany – NielsenIQ, Greece – NielsenIQ, Hungary – SZTFH, Poland – NielsenIQ, Romania – NielsenIQ, Czech Republic – NielsenIQ. These nine markets account for c.80% of total industry HP revenue.

10 Top 7 Modern Oral markets: U.S. – RSD, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS, UK – NielsenIQ, Poland – NielsenIQ. These seven markets cover an estimated c.90% of total industry Modern Oral revenue

11 Based on current exchange rates of USD/GBP 1.2798 as at close on 9 December 2024.

Share growth refers to volume share for HP and Modern Oral and value share for Vapour. As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value in that category. Please refer to the 2023 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 333 and 334. Industry and global revenue refer to the total industry revenue in the markets in which we are present.

New Categories comprises Heated Products (HP), Vapour and Modern Oral. Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or organic4 constant currency revenue; or present profit from operations before presenting adjusted profit from operations on an organic4 basis at constant rates.

One non-GAAP measure which the Group uses and that is contained in this announcement is operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations. This announcement also contains New Category contribution, adjusted EBITDA and adjusted net debt, all of which are before the impact of adjusting items and which are reconciled from profit from operations and borrowings. In addition, this announcement contains organic4 revenue, which is a non-GAAP measure that is before the impact of businesses sold or held for sale and is derived from revenue. This announcement also contains organic4 adjusted profit from operations, which is a non-GAAP measure that is before the impact of adjusting items and the impact of businesses sold or held for sale and is derived from profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s Management Board reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2023 Annual Report on Form 20‐F for a full description of each measure alongside non-financial measures, pages 333 to 349.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the bullets under “On track to deliver FY guidance; strategic discipline and focused investment driving positive early momentum”, (ii) the Group’s expectations for revenue and adjusted profit from operations growth in 2024,  on an organic4 basis at constant rates, (iii) the Group’s expectations with respect to its investment decisions, (iv) the Group’s expectations for New Categories profitability1, (v) the Group’s expectations for a cash conversion in excess of 90%, (vi) the Group’s expectations for revenue and adjusted operating profit growth, on an organic4 basis at constant rates by 2026, (vii) the Group’s leverage range target and expectations for year-end, (viii) statements under the heading “Technical guidance for full year 2024”, (ix) statements regarding strong cash returns, (x) the Group’s expectations with respect to the impact of legislation and enforcement actions in connection with illicit single-use Vapour products on its performance and guidance, (xi) the Group’s expectations regarding an improvement of its underlying performance in 2025 and (xii) the Group’s expectation of securing a settlement in connection with the CCAA litigation in Canada.”

These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; direct and indirect adverse impacts associated with climate change; direct and indirect adverse impacts associated with the move towards a circular economy; and cyber security risks caused by the heightened cyber-threat landscape, and the increased digital interactions with consumers, and changes to regulation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these, and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website.